SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment to Amendment No. 5)

MARRIOTT INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

571903202

(CUSIP Number)

Keith Pagnani
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 571903202	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,692 *
	8	SHARED VOTING POWER 24,972,284**
	9	SOLE DISPOSITIVE POWER 364,692*
	10	SHARED DISPOSITIVE POWER 24,972,284**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,379,765***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%****
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of 364,692 shares held directly by John W. Marriott III.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 179,166 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III serves as a trustee; (c) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which John W. Marriott III serves as a trustee; (d) 251,000 shares owned by a life insurance trust, for which John W. Marriott III serves as a trustee; and (e) 75,000 shares owned by a trust for the descendants of John W. Marriott III, for which John W. Marriott III serves as a trustee. John W. Marriott III disclaims beneficial ownership of all of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 43,294,718, including 618,341 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

Page 2 of 5 Pages

**** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q filed by Marriott International, Inc. for the quarter ended September 30, 2017.

This amendment to Amendment No. 5 (this “Amendment to Amendment No. 5”) is being file by John W. Marriott III (the “Reporting Person”) and, with respect to the Reporting Person, amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by J.W. Marriott, Jr., Deborah Marriott Harrison, Stephen Blake Marriott, David Sheets Marriott and Juliana B. Marriott (the “Individual Reporting Persons”), and JWM Family Enterprises, Inc. (“Family Corp”), JWM Family Enterprises, L.P. (“Family L.P.”) and The Juliana B. Marriott Marital Trust (the “Marital Trust”, and, collectively with the Individual Reporting Persons, Family Corp, and Family L.P., the “Separately Filing Group Members”) and the Reporting Person on May 26, 2006, as amended by Amendment No. 1 filed on April 21, 2009, No. 1 filed on March 13, 2013, Amendment No. 2 filed on November 21, 2013, Amendment No. 3 filed on January 29, 2015 and Amendment No. 4 filed on December 15, 2016, and Amendment No. 5 filed by the Separately Filing Group Members on November 22, 2017 (as amended, the “Schedule 13D”). This Amendment to Amendment No. 5 is being filed solely for the Reporting Person to report his information omitted from Amendment No. 5 and does not amend, supplement or supersede the Schedule 13D with respect to the Separately Filing Group Members.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The Separately Filing Group Members and the Reporting Person (collectively, the “Potential Group Members”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of the Second Amended and Restated Stockholders Agreement, effective as of September 30, 2013 (the “Stockholders Agreement”), as described in Item 4. Except as expressly set forth in this Amendment to Amendment No. 5, the Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Potential Group Member.

The name, business address and present principal occupation or employment of the Reporting Person is set forth on Appendix A hereto, which is incorporated by reference herein.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF THE TRANSACTION

The text under the heading listed below of Item 4 of the Schedule 13D is hereby restated:

Second Amended and Restated Stockholders Agreement

On August 25, 2017, the Stockholders Agreement was amended by the First Amendment to the Stockholders Agreement (the “Stockholders Agreement Amendment”). The Stockholders Agreement Amendment modifies the definition of Original Voting Stockholder Nominee to allow the lineal descendants of each of the Original Voting Stockholders (as defined in the Stockholders Agreement) to be nominated for election to the Board of Directors of Family Corp.

The foregoing summary is qualified in its entirety by reference to the Stockholders Agreement Amendment filed as Exhibit 7.01 to Amendment No. 5 and is hereby incorporated herein by this reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by adding the following information:

(a) See Items 11 and 13 and the footnotes thereto of the cover pages to this Amendment to Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by the Reporting Person.

Page 3 of 5 Pages

(b) See Items 7-10 and the footnotes thereto of the cover pages to this Amendment to Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

(c) The Reporting Person has not effected any transactions in the Class A Common Stock during the past sixty days.

(d) Except as provided in Item 4 and as described in the footnotes to the cover pages of this Amendment to Amendment No. 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

ITEM 6.	INTEREST IN SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The description of the material terms of the Stockholders Agreement, as amended, set forth in Item 4 is incorporated herein by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	First Amendment to Second Amended and Restated Stockholders Agreement, effective August 25, 2017, filed as Exhibit 7.01 to Amendment No. 5 and is hereby incorporated herein by this reference.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2017

By:	/s/ JOHN W. MARRIOTT III
Name: John W. Marriott III

Page 5 of 5 Pages

Appendix A

Reporting Person

Name	Business Address	Principal Occupation
John W. Marriott III	JWM Family Enterprises, Inc. 9737 Washingtonian Blvd, Suite 404 Gaithersburg, MD 20878	Consultant, JWM Family Enterprises, Inc.

A-1